UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-39005

SNDL INC.

(Registrant’s name)

#300, 919 - 11 Avenue SW

Calgary, AB T2R 1P3

Tel.: (403) 948-5227

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐             Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNDL INC.

Date: April 9, 2024	By:	/s/ Alberto Paredero-Quiros
	Name:	Alberto Paredero-Quiros
	Title:	Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1	News Release dated April 9, 2024